October 28, 2004

Mr. Richard H. Friedman
Chairman and CEO
MIM Corporation
100 Clearbrook Road
Elmsford, NY 10523

Re: Employment Agreement

Dear Rich:

Reference is made to the Employment Agreement, dated as of December 1, 1998, by and between MIM Corporation, a Delaware corporation, and yourself (as amended to date, the "Employment Agreement"). Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Employment Agreement.

This letter confirms our agreement that if the Employment Agreement is not renewed by the Company (or any successor) upon expiration of the Term, such non-renewal shall be deemed a termination of your employment without cause. In such event you shall be entitled to receive the termination benefits set forth in Section 5.2(b) of the Employment Agreement, except that the period during which you shall be entitled to receive continuation of your Annual Salary as set forth in Section 5.2(b)(ii) shall be for a period of one (1) year from the date of termination.

Except as modified hereby, the Agreement shall remain unmodified and in full force and effect.

This letter amendment shall be construed in accordance with, and its interpretation shall otherwise be governed by, the laws of the State of New York, without giving effect to otherwise applicable principles of conflicts of law.

Kindly signify your agreement to the foregoing by signing below and forward an executed copy to me for our files.

Sincerely,

MIM Corporation

By: /s/ Barry A. Posner
        Barry A. Posner, Executive Vice President

Agreed and Accepted as of
the 28th day of October, 2004:

/s/ Richard H. Friedman
Richard H. Friedman